FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

           For the month of December, 2003

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109944.

                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  December 4, 2003     By:  /s/Victor DiTommaso, CPA
                                 Vice President, Finance

December 4, 2003                                          NYSE SYMBOL: ITP
                                                           TSX SYMBOL: ITP

Intertape Polymer Group Inc. Signs Agreements with tesa tape, inc.
     -  Grows sales of pressure sensitive tape products
     -  Leverage manufacturing capacity
     -  Further penetrates the retail market

Montreal, Quebec and Bradenton, Florida - December 4, 2003 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) ("IPG") today announced the signing of a definitive agreement to purchase certain of the assets relating to the masking tape and duct tape operations of tesa tape, inc ("tesa") as well as a three-year agreement to supply duct tape and masking tape products to tesa worldwide.
IPG also anticipates taking over the supplying of tesa's existing industrial and retail customer base, which includes a number of major U.S. retailers.
All products will be produced primarily in IPG's Columbia, South Carolina facility.

"These agreements should add approximately $22.0 million per annum to our overall sales, which can be easily absorbed with existing production capacity," said Melbourne F. Yull, IPG's Chairman and Chief Executive Officer. "We look forward to not only supplying tesa's worldwide masking and duct tape requirements, but also the opportunity to provide this newly acquired North American customer base with IPG's full range of products, particularly in the retail market, one of our key strategic growth targets.

"Intertape will acquire specific assets, primarily related to slitting and packaging, but will not assume liability for the plant closure or employee termination costs," noted IPG's Chief Financial Officer, Andrew M. Archibald, C.A. "It is an exciting opportunity to leverage our current manufacturing capabilities." The transaction is expected to be completed by the end of January 2004 and is subject to certain contingencies.


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



FOR INFORMATION CONTACT:           Melbourne F. Yull
                                   Chairman and Chief Executive Officer
                                   Intertape Polymer Group Inc.
                                   Tel.: 866-202-4713
                                   E-mail:itp$info@intertapeipg.com
                                   Web: www.intertapepolymer.com